UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                            COLE NATIONAL CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    193290103
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                                 (CUSIP Number)


                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                              1400 Provident Tower
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513)579-6411
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                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)


                                February 22, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193290103                                                 SCHEDULE 13D
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Stephen N. Joffe, M. D.
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     2       CHECK BOX IF A MEMBER OF A GROUP                     (a) [x]
                                                                  (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *

             PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----- --------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         -0-
        BENEFICIALLY        ----------------------------------------------------
          OWNED BY                 8      SHARED VOTING POWER
            EACH                          1,000,000 - See Item 5.I(b)
          REPORTING         ----------------------------------------------------
           PERSON                  9      SOLE DISPOSITIVE POWER
            WITH                          750,000
                            ----------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          1,000,000
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                    [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             6.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 193290103                                                 SCHEDULE 13D

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sandra F. W. Joffe
--------------------------------------------------------------------------------
     2       CHECK BOX IF A MEMBER OF A GROUP                      (a) [x]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS *

             PF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----- --------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         -0-
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                 8      SHARED VOTING POWER
            EACH                          1,000,000 - See Item 5.II(b)
          REPORTING            -------------------------------------------------
           PERSON                  9      SOLE DISPOSITIVE POWER
            WITH                          250,000
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          1,000,000
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             6.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 to Schedule 13D is being filed solely to amend Item 4.

Item 4.  Purpose of Transaction

     Item 4 is amended to supplement material previously filed as follows:

     On February 2, 2000, Dr. Joffe wrote the Board of Directors of Cole expressing his concern about the performance of the company's stock and its operations. He requested the Board to employ a nationally-recognized Wall Street investment banking firm to advise the Board on the strategic alternatives that are available to the Board to increase shareholder value. A copy of the letter is attached as Exhibit 10.2 to this Schedule 13D.


Item 7.   Material Required to be Filed as Exhibits

     10.2 Letter dated February 22, 2000 from Dr. Joffe to Mr. Jeffrey Cole and the members of the Board of Directors of Cole National Corporation

                                    SIGNATURE

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.



February 23, 2000                                    *
                                                      --------------------------
                                                           Stephen N. Joffe


                                                     *
                                                      --------------------------
                                                           Sandra F.W. Joffe


                                                     *By:   /s/ Gary P. Kreider
                                                         -----------------------
                                                            Gary P. Kreider
                                                            Attorney-in-Fact